19005838

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52737

SEC Mail Processing
FEB 27 2019
Washington DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Queens Road Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1031 South Caldwell Street, Suite 200, Charlotte, NC 28203
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dawn Cannon 704 714 7711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dawn Cannon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Queens Road Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHANIE HIGGINS NOTARY PUBLIC MECKLENBURG COUNTY, NC

Dawn M. Cannon
Signature

CCO - Chief Compliance Officer
Title

Stephanie Higgins My commission expires 3/17/2021
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Queens Road Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition for Queens Road Securities, LLC (the "Company") as of December 31, 2018 and 2017, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) "PCAOB" and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules 1-3 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2002.

Raleigh, North Carolina
February 19, 2019

QUEENS ROAD SECURITIES, LLC

Statements of Financial Condition

December 31, 2018 and 2017

Assets	2018	2017
Current assets:		
Cash and cash equivalents	$ 262,334	264,862
Clearing escrow	25,000	25,000
Commissions receivable	5,957	21,430
Service fee receivable	27,000	-
Other current assets	25,498	25,759
Total current assets	$ 345,789	337,051
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	$ 136	179
Accrued expense	2,848	8,364
Total current liabilities	2,984	8,543
Members' equity	342,805	328,508
Total liabilities and members' equity	$ 345,789	337,051

See accompanying notes to financial statements.

QUEENS ROAD SECURITIES, LLC

Statements of Income

Years ended December 31, 2018 and 2017

		2018	2017
Revenues:			
All other securities commissions	$	52,853	43,526
Revenue from sale of investment company shares		128,421	209,352
Service fee revenue		98,500	-
Other revenue		27,109	31,912
		306,883	284,790
Operating expenses:			
Commissions and advisory fees		63,896	52,964
Contractual services		31,328	27,913
Audit fees		19,700	18,836
Insurance		2,002	2,002
Other fees		104,058	96,810
Licenses and permits		24,297	23,313
Office expense		9,796	9,032
Dues and subscriptions		1,323	1,260
Computer consulting and supplies		13,675	12,080
Trade errors		19,497	1,988
Interest		3,646	5,328
		293,218	251,526
Operating income		13,665	33,264
Other income – interest		632	608
Net income	$	14,297	33,872

See accompanying notes to financial statements.

QUEENS ROAD SECURITIES, LLC

Statements of Changes in Members' Equity

Years ended December 31, 2018 and 2017

Members' equity, December 31, 2016	$ 294,636
Net income for 2017	33,872
Members' equity, December 31, 2017	328,508
Net income for 2018	14,297
Members' equity, December 31, 2018	$ 342,805

See accompanying notes to financial statements.

QUEENS ROAD SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:		
Net income	$ 14,297	33,872
Adjustments to reconcile net income		
to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	15,473	(10,449)
Service fee receivable	(27,000)	-
Other current assets	261	83
Accounts payable	(43)	(250)
Accrued expense	(5,516)	(16,351)
Net cash provided by (used in) operating activities	(2,528)	6,905
Cash and cash equivalents, beginning of year	264,862	257,957
Cash and cash equivalents, end of year	$ 262,334	264,862

	2018	2017
Supplemental Cash Flows Disclosures:		
Interest Payments	$ 3,646	5,328

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

Organization

Queens Road Securities, LLC (the "Company") was organized under the laws of the state of North Carolina on May 12, 2000 as a limited liability company to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company is licensed to operate in all fifty states, the Virgin Islands, and Puerto Rico. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Commissions Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2018 and 2017.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the tax returns of the members. The financial statements therefore, do not reflect a provision for income taxes. Management does not believe the financial statements include any significant tax positions. Tax years ending December 31, 2015 through December 31, 2018 remain open for examination by taxing authorities as of the date of this report.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party

The Company has an agreement with Bragg Financial Advisors (a registered investment advisor and related company) whereby Bragg Financial Advisors provides office space and management services for a monthly fee, calculated at $2,848 per month. The agreement with Bragg Financial Advisors was amended during 2018. Total expense for the years ended December 31, 2018 and 2017 as provided for by the terms of the agreement was $31,328 and $27,913 and is included in contractual services on the Statements of Income. The balance payable to Bragg Financial Advisors was $2,848 and $8,364 as of December 31, 2018 and 2019 respectively.

The Company has an agreement with Bragg Financial Advisors whereby the Company provides broker-dealer services for a monthly fee effective January 1, 2018, calculated at $6,500 per month. Also, Bragg Financial Advisors has an agreement to reimburse the Company for additional expenses the Company incurs throughout the year. Total revenue for the year ended December 31, 2018 and as provided for by the terms of the agreement was $98,500 and is included in service fee revenue on the Statements of Income. The balance receivable from Bragg Financial Advisors was $27,000 as of December 31, 2018.

Additionally, the Company is the statutory underwriter for two mutual funds (Queens Road Small Cap Value Fund and Queens Road Value Fund) which are managed by Bragg Financial Advisors. The Company receives no fee for this service.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018, the Company had net capital, as defined, of $284,350 which was $234,350 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.01 to 1. As of December 31, 2017, the Company had net capital, as defined, of $281,319 which was $231,319 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.03 to 1.

(4) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. The Company maintains its cash balances in bank deposits that, at time, may exceed federally insured limits. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per institution and did exceed the federal insured limit at December 31, 2018.

(5) Subsequent Events

The date to which events occurring after December 31, 2018, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 19, 2019, the date the financial statements were available to be issued.

QUEENS ROAD SECURITIES, LLC

Supplemental Schedules of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2018 and 2017

		2018	2017
Net capital:			
Total members' equity	$	342,805	328,508
Deduct: Excluded indebtedness		-	-
Add: Subordinated indebtedness		-	-
Deduct: Non-allowable assets		(58,455)	(47,189)
Deduct: Concessions		-	-
Deduct: Securities haircuts		-	-
Net capital	$	284,350	281,319
Aggregate indebtedness:			
Accounts payable	$	136	179
Accrued expense		2,848	8,364
Total	$	2,984	8,543
Net capital requirements:			
Broker-dealer	$	50,000	50,000
Net capital in excess of requirements		234,350	231,319
Net capital as computed above	$	284,350	281,319
Ratio of aggregate indebtedness to net capital		0.01 to 1	0.03 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2018 and 2017.

QUEENS ROAD SECURITIES, LLC

Supplemental Schedules of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2018 and 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

QUEENS ROAD SECURITIES, LLC

Supplemental Schedule of Information for Possession or
Control Requirements Under Rule 15c3-3

December 31, 2018 and 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members
Queens Road Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation "SIPC" Series 600 Rules, which are enumerated below and were agreed to by Queens Road Securities, LLC and SIPC, solely to assist you and SIPC in evaluating Queens Road Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Queens Road Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 19, 2019

QUEENS ROAD SECURITIES, LLC

Schedule of Assessment and Payments

Year ended December 31, 2018

Assessment for December 31, 2018	$	456
Less:		
Payment July 20, 2018		(239)
Payment January 23, 2019		(217)
Balance due, February 19, 2019	$	NONE

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Queens Road Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Queens Road Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 19, 2019

QUEENS ROAD SECURITIES, LLC
1031 South Caldwell Street, Suite 200 • Charlotte, North Carolina 28203

Queens Road Securities, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that its activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Queens Road Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2018 without exception.

Dawn M. Cannon

Dawn M. Cannon, CCO

2-19-19

Date

(704) 295-5000 • Fax (704) 334-9754 • invest@queensroadsecurities.com